Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

April […], 2012

VIA EDGAR TRANSMISSION

Ms. Laura Hatch
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:           TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
Collins Alternative Solutions Fund (S000036947)

Dear Ms. Hatch:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of March 26, 2012 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 289 to its registration statement, filed on behalf of its series, CC Alternative Solutions Fund (the “Fund”).  PEA No. 289 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on February 15, 2012 for the purpose of adding the Fund as new series to the Trust.  The Trust is filing this PEA No. [___] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, including a change of the Fund’s name to Collins Alternative Solutions Fund, and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or any other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus – Summary Section – Fees and Expenses of the Fund

1.
Staff Comment:  The amount of the Maximum Deferred Sales Charge (Load) for Class A shares shown in the Fees and Expenses of the Fund table does not match the amount stated in the corresponding footnote and in the “Choosing a Share Class” sub-section of the Prospectus.  Please revise the fee table to show the correct amount.

Response:  The Trust responds by replacing “1.00%” with “0.50%” in the Maximum Deferred Sales Charge (Load) line item of the Fees and Expenses of the Fund table for Class A shares.

2.
Staff Comment:  The information provided in footnote (1) to the Fees and Expenses of the Fund table is duplicative of the information provided in the parenthetical in the corresponding line item.  Please remove the duplicated disclosure by deleting footnote (1).

Response:  The Trust responds by making the requested revision.

Prospectus – Summary Section – Principal Investment Strategies

3.
Staff Comment:  In the Principal Investment Strategies section, please revise the disclosure stating “the Adviser believes that the Fund’s investment objective of generating long term capital appreciation through absolute (positive) returns can be enhanced by utilizing various investment strategies and allocating its assets among multiple sub-advisers,” to replace “enhanced by” with “achieved by.”

Response:  The Trust responds by making the requested revision.

4.
Staff Comment:  In the Principal Investment Strategies section, please include disclosure explaining that the investment strategies that will be employed by the Fund’s sub-advisers are similar to hedge fund strategies.

Response:  The Trust responds by including disclosure stating that the Fund’s strategies are similar to investment strategies traditionally employed by hedge funds.

5.	Staff Comment: In the Principal Investment Strategies section, please include brief examples of corporate events under the bullet point for “Event Driven Investing.”

Response:  The Trust responds by revising the disclosure under the “Event Driven Investing” bullet point to read as follows:

Event Driven Investing – investing in equity or fixed income securities to take advantage of the impact of corporate events, such as bankruptcies, mergers, reorganizations, spin-offs, restructurings and material litigation, on the market value of company securities before and after such events occur.

6.
Staff Comment:  Please explain supplementally how the Fund will achieve absolute returns given the amount of risk involved with the investment strategies that will be utilized by the Fund’s sub-advisers.

Response:  The Trust responds supplementally by stating that a core function of fund of fund management is creating a portfolio of strategies, asset classes, investing styles and managers that complement each other.  We spend a lot of time analyzing correlations among managers in order to reduce volatility and risk at the overall fund level.  In addition, the individual managers hedge their portfolios in different ways to reduce market directionality in their portfolios.  We deploy proprietary risk tools to analyze correlations, betas and other market exposures when analyzing prospective managers.  In addition, our administrator and our prime broker provide tools to analyze all holdings and performance of the individual subadvisors.

7.	Staff Comment: Please verify that the Fund will cover the full notional value of all credit default swaps entered into by the Fund.

Response:  The Trust responds supplementally by stating that the Fund will cover the full notional value of all credit default swaps in its investment portfolio.

Prospectus – Summary Section – Management

8.	Staff Comment: In the Management section, please replace “Inception” with the month and year in which each portfolio manager began managing the Fund.

Response:  The Trust responds by replacing “Inception” with the relevant month and year for each portfolio manager.

Prospectus – Investment Strategies, Risks and Disclosure of Portfolio Holdings - Principal Investment Strategies

9.
Staff Comment:  In the Principal Investment Strategies section, in the paragraph entitled “Long/Short Equity Investing, Market Neutral Equity Investing,” in the sixth line, please replace “undervalued” with “overvalued.”

Response:  The Trust responds by making the requested revision.

Prospectus – Management of the Fund

10.	Staff Comment: Please include disclosure stating assets under management for the Fund’s investment adviser and each of the sub-advisers.

Response:  The Trust respond by including a statement of assets under management for the Fund’s investment adviser and the sub-advisers.

11.
Staff Comment:  Please include disclosure for each sub-adviser that clearly states which investment strategies (as set forth in the Principal Investment Strategies section) are employed by the sub-adviser.

Response:  The Trust responds by revising the disclosure for each sub-adviser to include a list of the investment strategies employed by each.

Prospectus – Shareholder Information – Share Price

12.	Staff Comment: Please include disclosure concerning valuation of securities listed on foreign exchanges in this section.

Response:  The Trust responds by adding the following disclosure to this section:

In the case of foreign securities, the occurrence of certain events after the close of foreign markets, but prior to the time the Fund’s NAV is calculated (such as a significant surge or decline in the U.S. or other markets) often will result in an adjustment to the trading prices of foreign securities when foreign markets open on the following business day.  If such events occur, the Fund will value foreign securities at fair value, taking into account such events, in calculating the NAV.  In such cases, use of fair valuation can reduce an investor’s ability to seek to profit by estimating the Fund’s NAV in advance of the time the NAV is calculated.  The Adviser and the sub-advisers anticipate that the Fund’s portfolio holdings will be fair valued when market quotations for those holdings are considered unreliable.

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers